Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

April 5, 2024

VIA EDGAR

Christina DiAngelo Fettig, Esq.

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearBridge Energy Midstream Opportunity Fund Inc.

Registration Statement on Form N-14, File No. 333-276731

Dear Mses. Fettig and Rossotto:

On behalf of ClearBridge Energy Midstream Opportunity Fund Inc. (“EMO”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 20, 2024, March 1, 2024, April 2, 2024 and April 3, 2024 relating to the above-referenced registration statement on Form N-14 originally filed with the Commission on January 26, 2024 (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, EMO notes that certain comments that were provided to it in reference to the Registration Statement have been separately addressed in its letter to the Staff dated March 13, 2024. Furthermore, the Staff’s comment regarding the Standstill Agreement dated December 22, 2023 (the “Standstill Agreement”) between Saba Capital Management, L.P. (“Saba”) and LMP Capital and Income Fund Inc. (“SCD”) has been separately addressed in a letter from SCD to the Staff dated April 5, 2024.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments Received on February 20, 2024

1.

On page 2 of the “Important News For Stockholders” section of the Registration Statement, income tax expenses are specifically excluded from the expense table. However, Instruction 9 to Item 3 of Form N-2 requires that income tax expenses be included. Please update any references to fees and expenses throughout the Registration Statement to include the impact of income tax expenses.

EMO confirms that it will revise the disclosure throughout the Registration Statement to include the impact of income tax expenses, as applicable.

Securities and Exchange Commission	April 5, 2024

2.

On page 3 of the “Important News For Stockholders” section of the Registration Statement, it states that if either Merger is approved, management will institute a five basis point (0.05%) fee waiver. The latest annual reports for each of EMO, ClearBridge MLP and Midstream Fund Inc. (“CEM”) and ClearBridge MLP and Midstream Total Return Fund Inc. (“CTR”) (each, a “Fund” and together with EMO and CEM, the “Funds”) indicate that each Fund already has a five basis point (0.05%) fee waiver currently in effect. Please explain throughout the Registration Statement how the post-Merger fee waiver relates to the currently existing fee waiver. Additionally, please confirm if there will be a fee waiver contract that will be filed on EDGAR.

EMO confirms that the five basis point (0.05%) fee waiver proposed in connection with the Mergers is in addition to the existing five basis point (0.05%) fee waiver currently in effect (for a total fee waiver of ten basis points (0.10%)). EMO will revise disclosure throughout the Registration Statement to clarify the relationship between the two fee waivers. Additionally, EMO confirms that it will file a fee waiver contract as an exhibit to the Registration Statement.

3.

On page 9 of the “Important News For Stockholders” section of the Registration Statement, the current disclosure provides the “total expense ratio” for each Fund post-Merger. Please revise the disclosure throughout the Registration Statement so that the net expense ratio (or the expense ratio after taking into account the fee waiver) is provided.

EMO confirms that the “total expense ratio” provided in this disclosure takes into account both the current and proposed fee waivers and will clarify that in the disclosure.

4.

On page 9 of the “Important News For Stockholders” section of the Registration Statement, the disclosure states that “[n]et operating loss and capital loss carryovers are expected to be limited for all Funds….” The disclosure later in the Registration Statement says these are expected to be “substantially limited.” Please revise the disclosure to include “substantially” immediately before “limited.”

EMO confirms that it will revise its disclosure to say that net operating loss and capital loss carryovers are expected to be substantially limited for all Funds.

5.	On page 11 of the “Important News For Stockholders” section of the Registration Statement, please disclose the basis for allocating costs in the manner described in the disclosure.

EMO confirms it will include disclosure regarding the basis for cost allocation across the Funds. EMO confirms that each Fund will pay for the direct costs in connection with the applicable Fund’s Merger. However, costs impacting all three Funds that cannot be categorized as direct costs will be allocated across the Funds based on the assets under management of each Fund.

6.	On page ii of the proxy statement (the “Proxy Statement”), please confirm the incorporation date for CTR.

EMO confirms that CTR’s incorporation date is April 10, 2012, and EMO will revise the disclosure accordingly.

Securities and Exchange Commission	April 5, 2024

7.	With respect to the fee tables starting on page 5 of the Proxy Statement:

a.

The fee tables show expenses that are lower than the actual expenses as of November 30, 2023 as described in each Fund’s annual report. Please supplementally explain how the fee table information was calculated.

Following each tender offer, each Fund expects that operating expenses will increase. However, the operating expense increase will be offset by a lower financing rate on each Fund’s leverage following each tender offer due to paying down a portion of the Fund’s outstanding line of credit. For leverage, each Fund utilizes a line of credit, fixed rate notes and preferred stock issuances. Currently, the line of credit for each Fund has a higher interest rate than the fixed rate notes and the outstanding preferred shares. Following the completion of each tender offer, each Fund intends to pay down its respective line of credit to a level that retains the current percentage of leverage, which in turn will lower the average interest rate paid on the overall leverage for each Fund.

b.

Please include disclosure that the tables do not include the costs of the Mergers to be paid by the Funds. The disclosure should include the dollar amount each Fund is paying and also quantify such amount in basis points.

EMO confirms that it will revise the disclosure to state that the tables do not include the costs of the Mergers to be paid by each Fund and that it will revise the disclosure to include the dollar amounts and basis points of the costs of the Mergers by each Fund.

c.	Per Instruction 6 to Item 3 of Form N-2, please state that other expenses are based on estimated amounts.

EMO confirms that it will include disclosure that other expenses are based on estimated amounts.

d.	As each Fund has an existing fee waiver, please include a line item in each table for total expenses and include a footnote that describes the terms of the fee waiver for each Fund.

EMO confirms it will include a total expense line item in each fee table and a corresponding footnote describing the terms of the fee waiver.

8.	In the examples starting on page 6 of the Proxy Statement, please disclose that each example assumes that the fee waiver has remained in place for a one-year period.

EMO confirms it will include disclosure in each expense example that the example assumes the current fee waiver for each Fund and the fee waiver for each Fund related to the Mergers has remained in place for a one-year period.

Securities and Exchange Commission	April 5, 2024

9.

On page 52 of the Proxy Statement, where the board considerations are discussed, please confirm if each Fund’s board of directors received information that included income tax expenses. If not, please disclose that income tax expense information was not provided to each Fund’s board of directors.

EMO confirms that information regarding income tax expenses was not provided to the Board as there are no material income tax expenses expected as a result of the Mergers. EMO will revise the disclosure accordingly.

10.

On page 58 of the Proxy Statement, where it states that “management of each Fund intends to maximize utilization of the capital loss carryovers by triggering unrealized capital gains in the portfolio of investments,” please confirm if management intends to sell certain securities to use up existing capital loss carryovers. If the sales of such securities are directly related to the Mergers, please disclose the percentage of each of CEM’s and CTR’s securities that will be sold. Please also provide an estimate of the costs related to such sales in dollar amounts and in basis points and an estimate of the capital gain distributions that would result from the sales. This updated disclosure is only necessary to the extent that the sales are made in connection with the Mergers.

EMO confirms that the sales of appreciated securities are not directly related to the Mergers. Each Fund will seek to make these sales regardless of whether either Merger is approved in order to utilize its capital loss carryovers that are set to expire in 2025.

11.

In the section titled “Net Asset Value, Market Price and Premium/Discount” on page 78 of the Proxy Statement, pursuant to Item 8.5.d. of Form N-2, please disclose any methods undertaken by the Funds that are intended to reduce any discounts.

EMO confirms that it will include disclosure related to methods undertaken by each Fund that are intended to reduce any discounts.

12.	In the tables in the section titled “Net Asset Value, Market Price and Premium/Discount” on page 78 of the Proxy Statement, please add a line item for the quarter ended February 29, 2024.

EMO confirms it will add a row to the tables for the quarter ended February 29, 2024.

13.

Pursuant to the Dear CFO Letter 1995-11, the staff at the SEC generally believes that the capitalization tables found on page 80 of the Proxy Statement should be dated within 30 days of the filing of the Registration Statement. Alternatively, please confirm in correspondence that there have not been any material changes to the information provided in the capitalization tables since the date the information is provided.

EMO confirms there have not been any material changes to the information in the capitalization tables for each Fund since November 30, 2023.

14.

In the first capitalization table on page 80 of the Proxy Statement, please confirm the provided numbers, specifically CEM’s total net assets number and the pro forma combined fund post-Merger common shares outstanding number.

EMO confirms it will review and correct the information in the capitalization tables as necessary.

Securities and Exchange Commission	April 5, 2024

15.	In the “Use of Leverage” section on page 102 of the Proxy Statement, please explain if any changes are necessary considering Rule 18f-4 of the 1940 Act.

EMO confirms it will review and update its disclosure regarding leverage in light of the requirements of Rule 18f-4 of the 1940 Act.

16.	On page 103 of the Proxy Statement, where leverage is being described, please add a description related to outstanding preferred shares.

EMO confirms it will update its disclosure to include a description of each Fund’s outstanding preferred shares.

17.	On 104 of the Proxy Statement, please confirm the amount of outstanding borrowings for CTR under its credit facility.

EMO confirms that CTR has $75,500,000 of borrowings outstanding under its credit facility and will revise the disclosure accordingly.

18.	On page S-1 of the Statement of Additional Information, please change the relevant heading in the table of contents to “Supplemental Financial Information.”

EMO confirms it will revise the heading in the table of contents to state “Supplemental Financial Information.”

19.

On page S-2 of the Statement of Additional Information, if there will be any sales of portfolio securities or re-positioning unrelated to the Mergers, please add disclosure to that effect and provide the percentage of the Target Fund’s securities that will be sold. See Dear CFO Letter 2023-02.

EMO confirms that each Target Fund anticipates selling portfolio securities in the normal course of business and not in connection with the Mergers. As such, EMO respectfully declines to include the requested disclosure.

Legal Comments Received on March 1, 2024

20.

In the Stockholder Letter, please disclose what prompted the Mergers and disclose that the Mergers will follow the tender offers. Please also describe the tender offers and the relationship between the tender offers and the Mergers.

Please see EMO’s response in its letter dated March 13, 2024 to the Staff’s comment.

21.

In the “Important News For Stockholders” section of the Registration Statement, please address the business and/or other reasons that prompted the Mergers, including the issues that the Mergers are designed to address and how the Mergers address such issues.

Please see EMO’s response in its letter dated March 13, 2024 to the Staff’s comment.

Securities and Exchange Commission	April 5, 2024

22.

The Registration Statement indicates that discussions regarding the consideration of the Mergers started in January of 2024. If strategic discussions began before January, please include background disclosure regarding those discussions.

Please see EMO’s response in its letter dated March 13, 2024 to the Staff’s comment.

23.	In correspondence, please confirm whether the preferred shareholders will vote separately. If not, please provide analysis for why a separate vote is not required.

EMO believes that a separate vote is not required for the Target Fund preferred stockholders. Following the completion of the Mergers, the holders of each Target Fund’s Mandatory Redeemable Preferred Stock (“MRPS”) will receive shares of newly issued EMO MRPS with the same aggregate liquidation preference and identical terms as they had prior to the completion of the Mergers. In other words, EMO believes that the holders of the Target Funds’ MRPS are effectively in the same position prior to and following the Mergers. As such, EMO believes that the holders of the Target Funds’ current MRPS are not adversely impacted by the Mergers and, thus, they are not entitled to vote on the Mergers as a separate class from the common stockholders of each Target Fund. Moreover, the holders of each Target Fund’s MRPS will provide written consents in order to effect the Mergers. Given the very small number of MRPS holders, EMO believes there is no need to engage in a proxy solicitation in order to obtain their consents.

24.	In correspondence, please provide analysis supporting the conclusion that EMO may amend its outstanding MRPS to align voting rights, as described in the fourth paragraph of the Stockholder Letter.

EMO submits that Section 4(f) of each of its MRPS Articles Supplementary states that EMO may “amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers” of the outstanding MRPS by the affirmative vote of the holders of a majority of the outstanding MRPS, who have the exclusive right to vote on the amendment pursuant to Section 4(m) of each of EMO’s MRPS Articles Supplementary. In order to align voting rights as described in the Stockholder Letter, EMO will seek approval from the MRPS holders through written consent to approve the change in voting rights. EMO will not seek this approval until the Mergers are approved by the stockholders of the Funds.

25.	In the Stockholder Letter, please include disclosure regarding how the Mergers will impact Fund costs and Fund management.

EMO confirms it will add disclosure regarding how the Mergers will impact Fund costs and Fund management in the Stockholder Letter.

26.

We note that one of the claimed benefits in the Registration Statement is economies of scale, even though the Funds have obligated themselves to conduct substantial tender offers. Please qualify statements throughout regarding economies of scale and provide greater context for the statement that economies of scale are a benefit of the Mergers. Similar disclosure should be provided for other potential benefits, such as market price trading.

EMO confirms that it will qualify statements throughout the Registration Statement regarding economies of scale in order to provide greater context for the statement that economies of scale are a benefit of the Mergers. EMO will also update the Registration Statement to consider qualifiers for other potential benefits.

Securities and Exchange Commission	April 5, 2024

27.

In some places in the Registration Statement, the Registrant uses “similar” and sometimes uses “substantially similar” in reference to the Funds’ investment objectives, policies and strategies. Please revise for consistency.

EMO confirms that it will revise the above disclosure so that is consistent throughout the Registration Statement.

28.

In reference to the fee table in the “Important News For Stockholders” section of the Registration Statement, please explain how much of the cost savings from the Mergers is simply a lower management fee as a result of a lower asset base following the tender offers. Please provide additional information regarding the estimation of the aggregate cost savings and support for the belief that the amount and nature of the presentation are reasonable.

Each Fund has an investment management fee, calculated daily and paid monthly, at an annual rate of 1.00% of average daily Managed Assets (net assets plus the amount of any borrowings and assets attributable to any Preferred Stock that may be outstanding). While a reduction in Fund assets will reduce the dollar amount of the management fees paid, EMO does not anticipate a material change in the percentage of Managed Assets as the percentage of leverage employed after the Mergers will be similar to the percentage of leverage employed prior to the Mergers. EMO also notes that the implementation of the additional five basis point (0.05%) fee waiver will reduce the management fees paid, and such disclosure already appears throughout the Registration Statement. As such, EMO respectfully submits that no additional information is necessary.

29.

On page 2 in the “Important News For Stockholders” section of the Registration statement, to the extent you would have to liquidate 50% of the Funds, please address the tax and other impacts of investors in the Funds.

EMO confirms it will add disclosure addressing the tax and other impacts to investors as a result of having to liquidate up to 50% of the Funds.

30.

In reference to the fee tables in the Proxy Statement, in correspondence, please tell us the process followed and the material assumptions used for arriving at the adjusted and pro forma figures. To help investors understand the impact of the tender offers and the Mergers, please present current fee tables first and then walk investors through how you get to these adjusted and pro forma figures.

EMO respectfully declines to provide separate fee tables as part of this disclosure, as it believes that such presentation will be more difficult for investors to follow and a single fee table showing the adjusted and pro forma figures together provides a clearer comparison. In addition, EMO respectfully submits that showing current, unadjusted expenses for each Fund in the table that are not adjusted to reflect a fully subscribed tender offer for the Fund does not assist investors in understanding the impact of its respective Merger, as the Fund will be conducting a tender offer regardless of the outcome of each Merger.

Securities and Exchange Commission	April 5, 2024

Nevertheless, EMO confirms that it will revise its Registration Statement to walk investors through the changes made for the adjusted and pro forma figures. EMO notes that in preparing the adjusted and pro forma figures, the Funds have assumed that (i) each tender offer is fully subscribed, which reduces net assets by 50%, (ii) outstanding notes and MRPS scheduled to mature prior to the closing of the Mergers have been repaid in full and (iii) their respective lines of credit have been paid down to maintain a consistent leverage ratio after the tender offer as each Fund had prior to the tender offer.

31.	In a footnote to the fee tables in the Proxy Statement, please disclose of what the table is showing the fees to be a percentage.

EMO notes that, while the 1.00% management fee for each Fund is based on Managed Assets, the management fee shown in the fee tables for each Fund is calculated based on net assets. EMO confirms that it will revise the footnote to clarify this.

32.

In the side-by-side comparison starting on page 7 of the Proxy Statement, the Target Funds seem to have a greater emphasis on MLP securities. If the tax implications are not the same for all the Funds, please disclose.

EMO confirms that each Fund has the same flexibility to invest in master limited partnership securities. EMO also confirms that the tax implications are the same for each Fund.

33.

On page 9 of the “Important News For Stockholders” section of the Registration Statement, the bulleted information indicates the total expense ratios exclude income tax expenses. Please explain why income tax expenses are excluded and the impact of excluding income taxes.

EMO confirms that income tax expenses are excluded from the total expense ratios because there are no material income tax expenses anticipated as a result of the Mergers. EMO notes that income tax expenses are dependent upon each Fund’s net investment income (loss) and realized and unrealized gains (losses) on investments, and such expenses may vary greatly from year to year depending on the nature and performance of the Fund’s investments, general market conditions, trading activity by the Fund’s portfolio management and availability of net operating loss and capital loss carryovers. Therefore, EMO believes that excluding the income tax expense ratios provides shareholders a more accurate representation of the impact of the Mergers on fund expenses.

34.

Please explain the impact of the Mergers on leverage levels. Please confirm the “line of credit” information provided in the leverage table is accurate for the Pro Forma Combined Fund Post Tender Offer.

EMO confirms that the “line of credit” information in the leverage table is accurate for the Pro Forma Combined Fund Post Tender Offer. Each Fund’s line of credit does not have prepayment penalties and currently has the highest interest rate amongst the Fund’s outstanding leverage. Other than the outstanding notes and MRPS that mature on or prior to the Mergers, all leverage deductions will be expressed as payments to each Fund’s line of credit payments.

Securities and Exchange Commission	April 5, 2024

35.	Throughout the Registration Statement, where the proposals are described, consider breaking out the votes needed by each Fund in order to approve the Mergers.

EMO confirms it will revise the Registration Statement to break out votes needed by each Fund in order to approve the Mergers.

36.

In the fee tables beginning on page 5 of the Proxy Statement, please clarify if the five basis point (0.05%) fee waiver is in addition to the fee waiver identified in the fee tables. If not, please disclose in footnote one to the fee tables that the five basis point fee waiver related to Merger expenses will be the only fee waiver for the Funds.

Please see EMO’s response to comment #2 above.

37.	Please disclose if the examples beginning on page 6 of the Proxy Statement take into account the five basis point (0.05%) fee waiver. If so, please confirm it does so for no longer than one year.

Please see EMO’s response to comment #8 above.

38.

Please revise the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” section of the Proxy Statement to highlight material differences between Funds in a concise way in order to explain how differences may impact investors in terms of investment exposures, fees and risks.

EMO confirms it will revise its Registration Statement to highlight material differences between the Funds in a concise way in order to explain how differences may impact investors in terms of investment exposures, fees and risks.

39.

On page 51 of the Registration Statement, it states that the Adviser expressed its belief that the Mergers are in the best interests of the Funds. Please disclose reasons why the Adviser determined the Mergers are in the best interest of each Fund.

Please see EMO’s response in its letter dated March 13, 2024 to the Staff’s comment.

Legal Comments Received on April 2, 2024 and April 3, 2024

40.

Please file the Standstill Agreement dated December 22, 2023 between Saba and the Funds as an exhibit to the Registration Statement, as the Staff views it as a material agreement with respect to the Mergers. To address any concerns about stockholder confusion, consider including an explanatory note with the exhibit.

Without agreeing with the Staff’s view that the Standstill Agreement is a material agreement required to be filed as an agreement to the Registration Statement, EMO confirms it will file the Standstill Agreement as an exhibit to the Registration Statement with redactions to remove all references to SCD throughout.

Securities and Exchange Commission	April 5, 2024

41.

In light of the termination of the Standstill Agreement with respect to SCD, please file an amended and restated Standstill Agreement in which references to SCD as a party to the Standstill Agreement have been removed.

EMO respectfully declines to file an amended and restated Standstill Agreement in which references to SCD as a party to the Standstill Agreement have been removed. Notably, pursuant to the terms of the Standstill Agreement, EMO does not believe that it is necessary to amend and restate the Standstill Agreement in order to effectuate the termination of the Standstill Agreement solely with respect to SCD. As noted above, EMO will instead file a redacted version of the Standstill Agreement as an exhibit to the Registration Statement.

42.

Please supplementally confirm that EMO will undertake to revise the Funds’ press releases regarding the Standstill Agreement as soon as reasonably practicable (i.e., no later than two weeks following the termination of the Standstill Agreement with respect to SCD).

EMO respectfully submits that revising the Funds’ press releases is not operationally feasible. As such, EMO confirms that it will undertake to remove the press releases from the Funds’ websites as soon as reasonably practicable (i.e., no later than two weeks following the termination of the Standstill Agreement with respect to SCD).

43.	On page two of the Stockholder Letter, please clarify the relationship between the tender offers and the Mergers.

EMO confirms it will revise the Registration Statement to clarify the relationship between the tender offers and the Mergers.

44.

On page two of the Stockholder Letter, the Registrant states that “[t]he Funds note that each Fund’s asset base will decrease prior to the Mergers due to the scheduled tender offers, and the scheduled tender offers may also impact market price trading.” Please revise to replace the “Funds” with the “Board.”

EMO confirms it will revise the Registration Statement to replace the “Funds” with the “Board.”

45.	On page ii of the proxy statement, please disclose that Saba has agreed to vote in favor of the Mergers pursuant to the Standstill Agreement.

EMO confirms it will revise the Registration Statement to include the requested disclosure.

46.

Starting on page 52 of the Proxy Statement, where the board considerations are discussed, please revise so that the disclosure regarding the reduction in net asset value for each Fund as a result of a fully subscribed tender offer and the benefit to each Fund from economies of scale as a result of the Mergers is more prominent in this section.

EMO confirms it will revise the Registration Statement so that this disclosure is more prominent in this section.

Securities and Exchange Commission	April 5, 2024

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP